May 5, 2005


Mail Stop 4561 via U.S. Mail and fax (214) 361-0964

Mr. Ken L. Joines
Vice President and Treasurer
First Equity Properties, Inc.
1800 Valley View Lane, Suite 300
Dallas, TX 75234

Re:	First Equity Properties, Inc.
	Form 10-K for the year ended December 30, 2004
      File No. 0-11777

Dear Mr. Joines:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Financial Statements

Selected Quarterly Financial Data

1. How have you complied with the disclosure requirements in Item
302
of Regulation S-K?

Report of Independent Registered Public Accounting Firm, page F-1

2. Please amend your filing to include the accountants conforming signature. Refer to Article 2-02 of Regulation S-X.

Rule 13a-14(a)/15d-14(a) Certifications, Exhibit 31

3. Please amend your filing to include Ken L. Joines conforming signature. Refer to Section 302 of Regulation S-T.

Officers` Section 1350 Certifications, Exhibit 32

4. Please amend your filing to include Ken L. Joines conforming signature. Refer to Section 302 of Regulation S-T.

*    *    *    *

      Please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3413 if you have questions.



						Sincerely,



Cicely D. Luckey
Accounting Branch Chief



First Equity Properties, Inc.
May 5, 2005
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